Exhibit 99.7

NIO Inc.
(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(NYSE: NIO; HKEX: 9866; SGX: NIO)

Form of Proxy for Class A Meeting(Note 1)

to be held on August 25, 2022
(or any adjournment(s) or postponement(s) thereof)

I/We ___________________________ of ________________________________________________________________________ , being the registered holder of _______________________ Class A ordinary shares, (Note 2) par value US$0.00025 per share, of NIO Inc. (the “Company”), hereby appoint the Chairman of the Class A Meeting(Note 3) or _____________________ of as my/our proxy to attend and act for me/us at the Class A Meeting (or at any adjournment(s) or postponement(s) thereof) of the Company to be held at Building 16, No. 56 AnTuo Road, Anting Town, Jiading District, Shanghai 201804, People’s Republic of China and at any adjournment(s) or postponement(s) thereof, and in the event of a poll, to vote for me/us as indicated below, or if no such indication is given, as my/our proxy thinks fit. (Note 4)

	RESOLUTION(Note 5)	FOR(Note 3)	AGAINST(Note 3)	ABSTAIN(Note 3)
1.

As a special resolution:

THAT subject to the passing of the Class-based Resolution (as defined in the Meeting Notice) at each of the class meeting of holders of the Class C ordinary shares with a par value of US$0.00025 each and the annual general meeting of the Company, each convened on the same date and at the same place as the Class A Meeting, the Company’s Twelfth Amended and Restated Memorandum of Association and Articles of Association in effect be amended and restated by the deletion in their entirety and the substitution in their place of the Thirteenth Amended and Restated Memorandum and Articles of Association annexed to this notice, as more particularly disclosed on pages 141 to 152 of the Company’s Hong Kong listing document dated February 28, 2022, by incorporating the following requirements under the Hong Kong Listing Rules: paragraph 15 of Appendix 3 and Rules 8A.09, 8A.13 to 8A.19, 8A.21 to 8A.24.

Dated , 2022	Signature(s) (Note 6)

Notes:

[1]	This Form of Proxy is not valid for holders of the American Depositary Shares of the Company or holders of Class A Ordinary Shares which are held through (either directly or through depositary agents) securities accounts (the "NIO CDP Depositors") maintained with The Central Depository (Pte) Limited. Holders of the American Depositary Shares of the Company and NIO CDP Depositors should refer to the Meeting Notice for further information on attendance and voting arrangements.
[2]	Please insert the number of shares registered in your name(s) to which this proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).
[3]	If any proxy other than the Chairman is preferred, strike out the words “THE CHAIRMAN OF THE CLASS A MEETING” and insert the name and address of the proxy desired in the space provided. A member may appoint one or more proxies to attend and vote in his/her stead. ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALED BY THE PERSON(S) WHO SIGN(S) IT.
[4]	IMPORTANT: IF YOU WISH TO VOTE FOR THE RESOLUTION, TICK THE APPROPRIATE BOX MARKED “FOR.” IF YOU WISH TO VOTE AGAINST THE RESOLUTION, TICK THE APPROPRIATE BOX MARKED “AGAINST.” ALTERNATIVELY, YOU MAY ALSO INDICATE THE RESPECTIVE NUMBERS OF SHARES FOR EACH OF THE “FOR,” “AGAINST” AND “ABSTAIN” COLUMNS. Failure to complete any or all the boxes will entitle your proxy to cast his or her votes at his or her discretion. A proxy need not be a member of the Company, but must attend the Meeting in person. A member may only have one form of proxy valid at any one time and if a member submits more than one form of proxy, the last form of proxy received in the manner described in this form of proxy above shall be treated as the only valid form of proxy. Any alteration made to this form of proxy must be duly initialed by the person who signs it. Completion and deposit of a form of proxy does not prevent a member from attending the Meeting in person but if a member attends the Meeting and votes, this proxy will be revoked.
[5]	Please refer to the Meeting Notice for details of the approval threshold for the resolution.
[6]	This form of proxy must be signed by you or your attorney duly authorized in writing or, in the case of a corporation, must be either executed under its common seal or under the hand of an officer or attorney or other person duly authorized to sign the same.